

Jardines

JARDINE MATHESON HOLDINGS LIMITED

Securities and Exchange Commission File No. 82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

26th August 2003



03029887

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notifications have been made to the UK Listing Authority today on behalf of JMH of the following Director's share transactions in Dairy Farm International Holdings Limited ("DFIH") and Jardine Davies Inc. ("JDI"), subsidiaries of JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
A J L Nightingale	Deemed interest in the shares of DFIH held in his adult daughter's securities account in respect of which he is a signatory and, as such, he can exercise the rights conferred by the holding of these shares	26/08/2003	9,808* DFIH shares	N/A
	Deemed interest in the shares of JDI held in his adult son's securities account in respect of which he is a signatory and, as such, he can exercise the rights conferred by the holding of these shares	26/08/2003	5,000* JDI shares	N/A

* *non-beneficial interest.*

Yours faithfully
JARDINE MATHESON LIMITED

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